March 24, 2025

Nils Ollquist
Chief Executive Officer
Brookmount Explorations, Inc.
1 East Liberty Suite 500
Reno, NV 89501

        Re: Brookmount Explorations, Inc.
            Amendment No. 6 to Offering Statement on Form 1-A
            Filed March 11, 2025
            File No. 024-12392
Dear Nils Ollquist:

     We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 4, 2025 letter.

Amendment No. 6 to Offering Statement on Form 1-A filed March 11, 2025 Financial Statements, page F-1

1. Please update your financial statements pursuant to Part F/S (b)(3)(C) and (b)(4) of
       Form 1-A.
 March 24, 2025
Page 2

       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Joe Laxague